Paul
Hastings

(212) 318-6275
rachaelschwartz@paulhastings.com

August 29, 2012

Ms. Christina DiAngelo
Mr. Kieran Brown
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Daily Income Fund (the “Trust”)

Registration Statement on Form N-14 (333-182316)

Dear Ms. DiAngelo and Mr. Brown:

This letter responds to your comments communicated to us by telephone on July 18, 2012, with respect to the Registration Statement on Form N-14 (the “Registration Statement”) of the Trust which was filed with the Securities and Exchange Commission on June 25, 2012 (accession number 0001193125-12-281891), on behalf of the Institutional Service Class of the U.S. Government Portfolio (the “Acquiring Fund”), a series of the Trust, with respect to the reorganization of the Value Line U.S. Government Money Market Fund (the “Acquired Fund”) and the Acquiring Fund (together, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Comment #1: You have asked us to confirm the series and class information for the target fund which appears on EDGAR as the “Value Line Cash Fund Inc.”

Response #1: The series and class information for the target fund has been confirmed and the fund name has been updated in the EDGAR system.

Comment #2:  You have asked that an accounting survivor analysis accompany the Trust’s correspondence.

Response #2:  An accounting survivor analysis is attached to this letter.

Comment #3:  You have asked us to supplementally explain why the Institutional Service Class of the Acquiring Fund, which has a Rule 12b-1 fee, was chosen for the reorganization rather than the Institutional Class, which does not have a Rule 12b-1 fee, as the Value Line U.S. Government Money Market Fund does not have Rule 12b-1 fee.

Response #3:   The Acquiring Fund has five generic share classes with different expense ratios that correlate to the amount of services provided by a financial intermediary for shareholders within each class.  The assets of the Acquired Fund will be reorganized into the Acquiring Fund in exchange for Acquiring Fund shares.  The shares issued by the Acquiring Fund to Acquired Fund shareholders will be accounted for on an omnibus basis.  EULAV Asset Management (the current adviser to the Acquired

Paul
Hastings

August 29, 2012

Fund) will continue to be responsible for providing certain distribution and shareholder servicing functions for which it will receive a monthly payment from Reich & Tang Distributors, Inc. (“RTD”), the current distributor of the Acquiring Fund, pursuant to a participation agreement.  The shares of the Institutional Service Class have a 12b-1 fee that will be collected by RTD to pay for the services to be provided by EULAV.  The Institutional Class of the Acquiring Fund, however, does not have such a 12b-1 fee and thus would not be able to pay for such continuous distribution and shareholder servicing.  Even with the 12b-1 fee, the total expense ratio of the Acquiring Fund’s Institutional Service Class shares compares favorably to that of the Acquired Fund.  Additionally, we note that the Acquired Fund did previously have a 12b-1 fee which was discontinued in June 2011.

Comment #4:  In the first paragraph of the shareholder letter, you have asked us to indicate which class of shares of the Acquiring Fund the shareholders of the Value Line U.S. Government Money Market Fund will receive.

Response #4:  The Trust has made this change.

Comment #5:  In the second paragraph of the shareholder letter, you have asked us to amend the wording of the second sentence to read:

“Because your fund and the Acquiring Fund both seek to maintain a stable net asset value per share of $1.00, it is expected that you will receive at the closing of the reorganization the same number of Institutional Service class shares of the Acquiring Fund that you then hold in your fund.”

Response #5:  The Trust has made this change.

Comment #6 – Questions & Answers:  You have asked us to add a question and answer as to why EULAV Asset Management determined to conduct this reorganization.

Response #6:  The Trust has added this question and answer.

Comment #7 – Questions & Answers:  In the question entitled “Does your fund’s Board believe the reorganization is in your fund’s best interests?”, please indicate which class of shares of the Acquiring Fund the shareholders of the Value Line U.S. Government Money Market Fund will receive.

Response #7:  The Trust made this change.

Comment #8 – Questions & Answers:  In the question entitled “Does your fund’s Board believe the reorganization is in your fund’s best interests?” please highlight the differences in both the gross and net expenses of the Funds.

Response #8:  The Trust has made this change.

Comment #9 – Questions & Answers:  In the question entitled “How do the funds’ performance, fees and expenses compare?”, please add disclosure regarding whether or not the Acquiring Fund may recoup waived fees in the future.

Response #9:  The Trust has added this disclosure.

Paul
Hastings

August 29, 2012

Comment #10 – Questions & Answers:  Please supplementally confirm that any expenses subject to recoupment in the Value Line U.S. Government Money Market Fund will not carry over to the Acquiring Fund.

    Response #10:  The Trust confirms that any expenses of Value Line U.S. Government Money Market Fund subject to recoupment will not carry over to the Acquiring Fund.

Comment #11 – Questions & Answers:  Please supplementally explain why no shareholder approval is required for this transaction.

Response #11:  Under the Acquired Fund’s charter documents and pursuant to the Maryland General Corporation Law, no approval of the shareholders of Value Line U.S. Government Money Market Fund is required to effect the transaction.  Furthermore, since the Funds are not affiliated (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), Rule 17a-8 of the 1940 Act is not applicable.

Comment #12 – Statement of Shareholder Services for the U.S. Government Portfolio:  You have requested that we move this section to an appendix and describe any material differences between shareholder services in the Prospectus/Information Statement.

Response #12:  The Trust has made this change.

Comment #13 – Prospectus/Information Statement:  You have requested that we add to the cover page the language required by Item 2 of Schedule 14C.

Response #13:  The Trust has added this disclosure.

Comment #14 – Prospectus/Information Statement:  In the second paragraph of the “Overview” section, you have requested that we disclose the estimated total cost of the reorganization.

Response #14:  The Trust has added this disclosure.

Comment #15 – Prospectus/Information Statement:  In the fee table, you have asked us to add a “Shareholder Fees” line above the “Annual Fund Operating Expenses.”

Response #15:  The Trust has made this change.

Comment #16 – Prospectus/Information Statement:  You have requested that we supplementally confirm that there have been no material changes to the fees shown for each Fund in the fee table.

Response #16:  The Trust and Value Line U.S. Government Money Market Fund supplementally confirm that there have been no material changes to the fees shown in the fee table.

Comment #17 – Prospectus/Information Statement:  You have noted that the total annual fund operating expenses for the Value Line U.S. Government Money Market Fund does not match the latest financial highlights.  You have requested that we supplementally explain why the numbers do not match.

Paul
Hastings

August 29, 2012

    Response #17:  The Financial Highlights for the year ended December 31, 2011, report the gross and net ratio of expenses to average net assets as 0.97% and 0.11%, respectively.  The Registration Statement reports the total annual fund operating expenses for the same period as 0.72%.

The lower net ratio of expenses to average net assets is a function of the fact that total annual fund operating expenses in the Registration Statement omit the fund’s fee waivers and expense reimbursements which were not extended by contract at least one year beyond the effective date of the Registration Statement.

The higher gross ratio of expenses to average net assets is a function of the fact that total annual fund operating expenses have been restated to reflect the termination of the fund’s Service and Distribution Plan (12b-1 Plan) on June 16, 2011.   Pursuant to Form N-1A’s Item 3: Instruction 3(d)(ii)(B), a footnote has been added to the Registration Statement’s Comparison Fee Table to indicate that the expense information in the table has been restated to reflect current fees as if they had been in effect during the previous fiscal year.

Comment #18 – Prospectus/Information Statement:  You have noted that the total annual fund operating expenses for the Institutional Service Class shares of the Acquiring Fund does not match the latest financial highlights.  You have requested that we supplementally explain why the numbers do not match.

Response #18:   The Trust responds that there was an error in the fee table for the Institutional Service Class shares of the Acquiring Fund.  The Trust has restated the fee table, which shows that the total annual fund operating expenses is 0.49%.  The financial highlights show a gross expense ratio of 0.50% with the difference due to rounding.

The total annual fund operating expenses after fee waivers of 0.47% in the fee table is higher than the net expense ratio in the annual report due to the fact that the fee table may not show fee waivers and expense reimbursements beyond those that are extended for at least one year from the effective date of the Prospectus.

Comment #19 – Prospectus/Information Statement:  In the “Comparison of Performance” section, you have requested that we show the performance bar charts for each Fund with the same scale for annual returns.

Response #19:  The Trust has made this change.

Comment #20 – Prospectus/Information Statement:  In the “Comparison of Performance” section, you have requested that we remove the footnote under the average annual total returns table for the Acquiring Fund regarding the inception date and add the information next to “Since Inception.”

Response #20:  The Trust has made this change.

Comment #21 – Prospectus/Information Statement:  You have asked that we move the “Summary of Investment Objectives, Strategies and Risks” to precede the “Comparison of Performance” section.

Response #21:  The Trust has made this change.

Paul
Hastings

August 29, 2012

Comment #22 – Prospectus/Information Statement:  In the “Principal Investment Strategies” sub-section, you have asked us to highlight any differences in securities in which the Funds may invest.

Response #22:  The Trust has added this disclosure.

Comment #23 – Prospectus/Information Statement:  In the “Principal Investment Strategies” sub-section, you have asked us to clarify for the Acquiring Fund in the second to last row of the table that the industry regulations referred to are Rule 2a-7.

Response #23:  The Trust has added this clarification.

Comment #24 – Prospectus/Information Statement:  In the “Principal Investment Strategies” sub-section, you have requested that we confirm whether or not the Value Line U.S. Government Money Market Fund can take a temporary defensive position and if so, to describe in the last row of the table.  If the Fund does not have the ability to take a temporary defensive position, you have requested to we add “Not Applicable.”

Response #24:  The Trust has added the disclosure “Not Applicable.”

Comment #25 – Prospectus/Information Statement: You have requested that we move the comparisons of the Funds’ distribution, purchase and redemption procedures and exchange procedures to be before the comparison of the risk factors.

Response #25:  The Trust has made this change.

Comment #26 – Prospectus/Information Statement: In the “Principal Investment Risks” sub-section, you have requested that we discuss the risks and highlight any differences directly in the Prospectus/Information Statement and not in an appendix.

Response #26:  The Trust has made this change and highlighted the differences.

Comment #27 – Prospectus/Information Statement:  You have requested that we move the “Disclosure of Portfolio Holdings” sub-section to later in the Prospectus/Information Statement.

Response #27:  The Trust has made this change.

Comment #28 – Prospectus/Information Statement:  You have stated that the comparison of the “Investment Restrictions and Limitations” can remain in an appendix as long as it does not contain any principal investment policies of the Funds.

Response #28:  The Trust and Value Line U.S. Government Money Market Fund supplementally confirm that the “Investment Restrictions and Limitations” do not contain any principal investment policies of the Funds.

Comment #29 – Prospectus/Information Statement: In the “Reasons for the Reorganization” Section, in the “Performance” discussion, you have requested that we clarify the time period over which performance was compared.

Response #29:  The Trust has added this disclosure.

Comment #30 – Prospectus/Information Statement:  In the “Reasons for the Reorganization” Section, in the “Lower operating expenses and improved economies of scale” discussion, you have requested that we add information regarding the net expense ratios in addition to the gross expense ratios.

Response #30:  The Trust has added this disclosure.

Comment #31 – Prospectus/Information Statement:  In the “Reasons for the Reorganization” Section, in the “Lower operating expenses and improved economies of scale” discussion, you have requested that we supplementally explain why the Board chose to focus on the fees before waivers rather than fees after waivers.

Response #31:  The Board focused on fees before waivers rather than after waivers because of the voluntary nature of the target fund’s existing fee waivers and expense reimbursements.  Given the adviser’s longer-term desire to stop managing an uneconomical fund, the Board believed shareholders’ interests were better served by not expecting the continuation of voluntary waivers and expense reimbursements in the foreseeable future.

Comment #32 – Prospectus/Information Statement:  In the “Reasons for the Reorganization” Section, in the “Possible benefits to EULAV Asset Management” discussion, you have requested an edit to the third sentence.

Response #32:  The Trust has made this change.

Comment #33 – Prospectus/Information Statement: You have requested that we add information regarding the number of shares outstanding for each Fund as of the record date.

Response #33:  The Trust has added this disclosure.

Comment #34:  You have requested that we supplementally confirm that EULAV Asset Management and Reich & Tang Asset Management, LLC have a signed side letter stating that they, and not the Funds, will be responsible for paying the expenses relating to the reorganization.

Response #34:  The Trust supplementally confirms that EULAV Asset Management and Reich & Tang Asset Management, LLC have a signed side letter stating that they, and not the Funds, will be responsible for paying the expenses relating to the reorganization.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above.  Thank you.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

RLS

LEGAL_US_E # 99564995.1

August 29, 2012

Daily Income Fund
Institutional Service Shares of the U.S. Government Portfolios
Surviving Fund Analysis

EULAV Asset Management (“EULAV”), Value Line U.S. Government Money Market Fund, Inc. (“Acquired Fund”), Reich & Tang Asset Management, LLC (“RTAM”) and U.S. Government Portfolio of the Daily Income Fund (“Acquiring Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization for the reasons discussed below.1  The Acquired Fund and the Acquiring Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers
RTAM has been the investment adviser of the Acquiring Fund since October 20, 2006.  EULAV, or one of its predecessors, has been the investment adviser of the Acquired Fund since 1979.  Because the Acquiring Fund investment adviser will manage the combined fund, EULAV and RTAM believe that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios
The expense structure of each Fund is different.  The Acquired Fund charges a management fee and other expenses.  The Acquiring Fund charges a management fee, a Rule 12b-1 fee and other expenses.  The expense structure of the combined fund will be the same as that of the Acquiring Fund.

Investment Objective, Policies and Restrictions
Although the Funds have substantially similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition
Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the investment adviser, EULAV and RTAM believe that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size
As of May 31, 2012, the Acquiring Fund had approximately $1.28 billion in assets and the Acquired Fund had approximately $67.6 million in assets.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and the assumed liabilities (as defined in the Plan of Reorganization) to the Acquiring Fund in exchange for shares of the Acquiring Fund.  The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders.  An analysis of the NAST factors is consistent with this structure and result.  Specifically, a majority of the NAST factors indicate that the surviving fund will more closely resemble the Acquiring Fund.  In light of the supportive NAST factors, EULAV, RTAM and the Funds

1 See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes.

August 29, 2012

believe that the surviving fund will more closely resemble the Acquiring Fund and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

LEGAL_US_E # 99564995.1